Exhibit 4

February 6, 2012

SENT VIA FEDEX AND EMAIL

Dennis L. Jilot

Executive Chairman

STR Holdings, Inc.

1699 King Street, Suite 400

Enfield, CT 06082

Dear Den,

Thank you for your prompt response to my letter dated January 31, 2012. We are disappointed by your Board’s refusal to act on a constructive and value-added suggestion by one of STR’s major shareholders.

I would like to emphasize that we are asking you to invite Christopher Teets to join STR’s Board because he will provide a fresh shareholder perspective. As you know, we broadly support you and your management team, and have great respect for those directors you have recruited who have relevant industry expertise and experience. However, we are concerned that four STR directors are or have been affiliated with one major shareholder of the company, and have similar backgrounds and deep personal and professional relationships with each other. It is self-evident that Mr. Teets would add to the independence and diversity of the Board, and would enhance it with his successful public company board experience and his unique insights as another significant shareholder. We support your intention to reduce the size of the Board, and have outlined a clear path to do so.

On Friday, February 3rd, you announced that STR’s Q4 2011 revenue would be $36.5 million, down 20% from your recent projection of $44-48 million, and that earnings per share would be a negative $0.02-0.04, down dramatically from your recent projection of a positive $0.09-0.12. In response, STR’s stock price declined by more than 20% — following a previous 60% decline from its high in November 2010. Clearly, these are uncertain times that call for fresh thinking.

We urge you and the Board to reconsider your position in advance of the deadline under STR’s bylaws for shareholder nomination of directors. As one of your largest shareholders, we strongly believe that a Board that includes Mr. Teets will be better able to address the challenges facing STR and to look after the best interests of the company and all of its shareholders.

Sincerely yours,

/s/ Willem Mesdag
Willem Mesdag
Managing Partner

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